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09042537

SEC Mail
Mail Processing
Section
OCT 02 2009
Washington, DC
106

AB* 10/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Bruce Cameron — 212-207-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

[illegible]
Notary Public, State of New York
No. 01MA[illegible]
Qualified in New York County
Commission Expires July 2, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Members
Berkshire Capital Securities LLC

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities LLC and Subsidiary (the Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the statement of financial condition of Berkshire Capital Securities Limited, (Berkshire Capital) a wholly-owned foreign subsidiary, which reflects total assets of $283,890 as of December 31, 2008. That statement was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Berkshire Capital, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Berkshire Capital Securities LLC and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 24, 2009

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 5,235,866
Client receivables	619,304
Investments	231,740
Furniture, equipment and leasehold improvements, net	202,322
Other assets	289,847
Due from members	13,528
	$ 6,592,607

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 429,873
Profit sharing and bonuses payable	1,596,097
Deferred rent expense	165,421
Total Liabilities	2,191,391
Members' equity	4,401,216
	$ 6,592,607

See notes to consolidated statement of financial condition

Berkshire Capital Securities LLC and Subsidiary

Notes to Consolidated Statement of Financial Condition

1. Organization

Berkshire Capital Securities LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company transacts its investment banking business at offices in New York, Colorado and London. Berkshire Capital Securities Limited, its wholly-owned United Kingdom subsidiary, conducts London office investment banking activities.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the respective assets' estimated useful life. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and, accordingly does not record an income tax provision because its members report their share of the Company's income or loss in their income tax returns. While the Company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

2. Significant Accounting Policies *(continued)*

Investments

The Company adopted SFAS No. 157 "Fair Value Measurements" as of January 1, 2008, which, among other things, establishes a hierarchal framework for disclosure and measurement of investments at fair value. The hierarchal disclosure framework prioritizes and ranks the level of market price observations used in measuring investments at fair value. Market price observations are impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observations and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed under SFAS 157 in one of the following categories:

Level I—Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by SFAS No. 157, the Company, does not adjust the quoted prices for these investments, even in a situation where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III—Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an Investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the Investment.

As of December 31, 2008 all of the Company's investments, consist of interests in non-public entities which are classified as Level 3 investments. The fair value of the Company's investments has been estimated by management in the absence of readily determinable fair values.

2. Significant Accounting Policies *(continued)*

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Included in members' equity is accumulated comprehensive losses of $4,524.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rate provides that equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $3,044,000, which was approximately $2,898,000 in excess of its required net capital of $146,093.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2008:

		Estimated Useful Life
Furniture and fixtures	$ 339,813	7 yrs.
Office equipment	1,503,862	5-7 yrs.
Leasehold improvements	212,635	5-10 yrs.
	2,056,310	
Accumulated depreciation	1,853,988	
	$ 202,322	

5. Due from Members

During the year the Company paid expenses on behalf of members that rise in the normal course of business.

6. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The Company makes annual matching contributions up to 50% of the first 6% of employees' compensation. In addition, the Company may make additional discretionary profit sharing plan contributions as determined by the Board of Directors.

7. Equity Participation Program

The Company has an equity participation program (EPP) for key employees (Participants). Under the terms of the EPP, Participants may be eligible on an annual basis to allocate a portion of their compensation or at the discretion of the Company's Compensation Committee to purchase newly issued units of membership interest. The pricing of units purchased under the EPP is calculated annually based on the Company's earnings and year end book value. For the year ended December 31, 2008, there were 5,443 units of membership interest purchased pursuant to the EPP.

8. Commitments

The Company has offices in New York City, Colorado, and London. Leases for office space expire through October 31, 2015. An irrevocable stand-by letter of credit in the amount of $498,000 was delivered to the landlord in lieu of cash security for the New York City office.

Approximate future minimum rental payments at December 31, 2008, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended December 31,	
2009	879,000
2010	879,000
2011	889,000
2012	920,000
2013	546,000
Thereafter	40,000
	$4,153,000

9. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. The Company places its cash and cash equivalents in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms. Management believes that all client receivables are collectible therefore no allowance for bad debts has been recognized at year-end.

Berkshire Capital Securities LLC
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2008